UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September, 2022

Commission File Number 001-10805

ROGERS COMMUNICATIONS INC.
(Translation of registrant’s name into English)

333 Bloor Street East
10th Floor
Toronto, Ontario M4W 1G9
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

By:	/s/ “Marisa Wyse”
	Name:	Marisa Wyse
	Title:	Chief Legal Officer
and Corporate Secretary

Date: September 1, 2022

Exhibit Index

Exhibit Number	Description of Document

99.1	News Release dated August 31, 2022 – Rogers Communications Inc. Announces Successful Completion of Consent Solicitations to Extend Special Mandatory Redemption Date for all Senior Notes.
99.2
First Amending Supplemental Indenture to the Fourteenth Supplemental Indenture, dated as of September 1, 2022, among Rogers Communications Inc., Rogers Communications Canada Inc. and The Bank of New York Mellon.

99.3
First Amending Supplemental Indenture to the Fifteenth Supplemental Indenture, dated as of September 1, 2022, among Rogers Communications Inc., Rogers Communications Canada Inc. and The Bank of New York Mellon.

99.4
First Amending Supplemental Indenture to the Sixteenth Supplemental Indenture, dated as of September 1, 2022, among Rogers Communications Inc., Rogers Communications Canada Inc. and The Bank of New York Mellon.

99.5
First Amending Supplemental Indenture to the Seventeenth Supplemental Indenture, dated as of September 1, 2022, among Rogers Communications Inc., Rogers Communications Canada Inc. and The Bank of New York Mellon.

99.6
First Amending Supplemental Indenture to the Eighteenth Supplemental Indenture, dated as of September 1, 2022, among Rogers Communications Inc., Rogers Communications Canada Inc. and The Bank of New York Mellon.

99.7
First Amending Supplemental Indenture to the Sixteenth Supplemental Indenture, dated as of September 1, 2022, among Rogers Communications Inc., Rogers Communications Canada Inc. and BNY Trust Company of Canada.

99.8
First Amending Supplemental Indenture to the Seventeenth Supplemental Indenture, dated as of September 1, 2022, among Rogers Communications Inc., Rogers Communications Canada Inc. and BNY Trust Company of Canada.

99.9
First Amending Supplemental Indenture to the Eighteenth Supplemental Indenture, dated as of September 1, 2022, among Rogers Communications Inc., Rogers Communications Canada Inc. and BNY Trust Company of Canada.